LION COPPER AND GOLD CORP. PROVIDES UPDATE ON OPTION AGREEMENT TO
ACQUIRE CHACO BEAR PROPERTY AND ASHTON PROPERTY

March 16, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) issues an update to prior news releases dated October 21, 2021 and January 31, 2022 to confirm the final terms of its previously announced option agreement (the "Agreement") with Houston Minerals Ltd. to acquire a 100% interest in the Chaco Bear Property and the Ashton Property located in British Columbia, Canada (collectively, the "Properties").

The term of the Agreement has been extended from a four year period to a ten year period, and the annual advance royalty payments in the amounts of C$250,000 on the Chaco Bear Property and C$150,000 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year, rather than in the fourth and fifth year only. All other terms, as disclosed in the news release dated October 21, 2021 are unchanged.

The Properties are subject to a 2.5% net smelter returns royalty (the "NSR"), which may be bought-down as follows: (a) for the Chaco Bear Property, 1.5% NSR may be bought down in consideration for a cash payment of C$6,000,000 on or before the date that the Company publicly files a National Instrument 43-101 compliant technical report that qualifies as a "feasibility study" (the "Feasibility Date") in respect of the Chaco Bear Property, or a cash payment of $12,000,000 after the Feasibility Date in respect of the Chaco Bear Property; and (b) for the Ashton Property, 1.5% NSR may be bought down in consideration for a cash payment of $3,000,000 on or before the Feasibility Date in respect of the Ashton Property, or a cash payment of $6,000,000 after the Feasibility Date in respect of the Ashton Property.

The Chaco Bear Property is located in northern British Columbia, within the Stikine Terrane and hosted in similar rock formations as the Eskay Creek deposit, a precious metals volcanogenic massive sulphide (VMS) deposit in the Golden Triangle of British Columbia that was in production from 1994 to 2008.

The Ashton Property is located within the Spences Bridge Group, a narrow, northwest-trending belt of early cretaceous volcanic rocks covering nearly 3,200 square kilometers from Princeton to Lillooet in British Columbia that are highly prospective for epithermal style gold mineralization.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information, please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.